UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 15,877,516
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,877,516
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Explanatory Note:

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person” or “Hoche”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on July 22, 2024, as amended by Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, as amended by Amendment No. 5 to the Schedule 13D, filed with the Commission on August 8, 2024, and as further amended by Amendment No. 6 to the Schedule 13D, filed with the Commission on August 12, 2024 with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 7 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On August 19, 2024, the Reporting Person, through counsel filed a petition (the “Petition”) with the Tribunal d’arrondissement of and in Luxembourg (the “Court”) to issue an injunction (ordonnance en référé) and appoint a mandataire ad hoc (an ad hoc administrator, hereafter, the “Ad Hoc Administrator”). The Reporting Person had petitioned the Court to appoint the Ad Hoc Administrator to: (i) replace the existing Audit Committee of the Board of Procaps; or (ii) alternatively, participate in Audit Committee meetings and discussions and to have access to all documents and be privy to all information and discussions with the external consultants.

On August 21, 2024, the Court authorized Hoche’s counsel to issue summons to Procaps for a hearing on the matter. On August 22, 2024, Procaps was served with the Petition, and on August 23, 2024, Procaps’ counsel entered a notice of appearance. The matter is scheduled for hearing on Monday, August 26, 2024.

The Reporting Person understands that under Luxembourg law, the appointment of an Ad Hoc Administrator does not divest the current board of directors and officers from their day-to-day duties. The role and scope of duties of the Ad Hoc Administrator is decided by Court, and normally is limited to performing only those actions necessary to safeguard the interests of a company.

Hoche has repeatedly demanded that the board of directors and management take all actions to resolve Procaps’ serious situation. Hoche continues to believe that past mismanagement, historical accounting practices, lack of any resolution on current related party investigations, non-disclosure of 2023 audited financial statements, non-filing of Procaps’ annual report on Form 20-F, non-compliance with Nasdaq listing requirements, current inaction by the Board, and failure to take prompt corrective action have put Procaps in a precarious position that requires the appointment of an Ad Hoc Administrator.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Alexander Ludbrook - Miles
Name: Alexander Ludbrook - Miles
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director